Exhibit 99.1

RESIGNATION OF DIRECTOR

December 3, 2013

Board of Directors
Cloud Security Corporation

Gentlemen:

I tender my resignation as a director of Cloud Security Corporation, such resignation to be effective immediately.

My resignation as a director is not because of any disagreements with Cloud Security Corporation. on matters relating to its operations, policies, and practices.

Thank you in advance for your prompt attention to this matter.

Sincerely yours,

/s/ Scott Gerardi
Scott Gerardi